UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

19010943

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SEC FILE NUMBER
8-51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2018 (MM/DD/YY) AND ENDING September 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: nabSecurities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 28th Floor
(No. and Street)

New York, New York 10167
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DeMaio, President (212) 916-9520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are **to respond to the collection of information contained in this** form are not required to **respond unless the form** displays a currently valid OMB control **number.**

RMS

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of nabSecurities, LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL A MARLEY
Notary Public - State of New York
NO. 01MA6390801
Qualified in New York County
My Commission Expires Apr 22, 2023

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Member's Equity.
(f) Statement of Changes in Subordinated Borrowings.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Statement Regarding Rule 15c3-3.
(j) Exemption Report under rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

nabSecurities, LLC
September 30, 2019
with Report of Independent Registered Public Accounting Firm

nabSecurities, LLC

Statement of Financial Condition

Year Ended September 30, 2019

Contents

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of nabSecurities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

November 27, 2019

nabSecurities, LLC

Statement of Financial Condition

September 30, 2019

Assets	
Cash and cash equivalents	$ 31,074,128
Due from clearing broker	1,041,033
Due from affiliates	40,825,877
Accounts receivable	3,095,521
Securities owned, at fair value	26,288,235
Total assets	$ 102,324,794
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 1,253,544
Due to affiliates	13,715,901
Subordinated borrowings	30,000,000
Total Liabilities	$ 44,969,445
Member's equity:	
Member's contribution	7,375,000
Retained earnings	49,980,349
Total member's equity	57,355,349
Total liabilities and member's equity	$ 102,324,794

See accompanying notes to statement of financial condition.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2019

1. Organization

nabSecurities, LLC (the "Company") is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage and advisory related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow, structuring of infrastructure and asset finance loans, and soliciting investment mandates from the U.S. for the Parent's wealth management activities.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through BofA Securities, Inc. (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate of, and later adjustment for, final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and can contain elements of judgment.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company deposits cash and cash equivalents with two financial institutions. At September 30, 2019, the Due from clearing broker balance of $1,041,033 in the Statement of Financial Condition is comprised of cash and cash equivalents placed on deposit with the clearing broker.

Securities Owned

Securities owned are stated at fair value.

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Securities owned are carried at fair value on a recurring basis under various accounting literature, principally applicable industry guidance, such as ASC 940, Financial Services – Brokers and Dealers ("ASC 940"), ASC 815, Derivatives and Hedging ("ASC 815") and ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

In determining the fair value, the Company uses various valuation approaches as defined by the U.S. accounting rules under fair value measurement hierarchy which is broken down into three broad levels based on the reliability of inputs as follows:

2. Significant Accounting Policies (continued)

- Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single member limited liability company. It is classified as a disregarded entity for federal income tax purposes. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of its Parent. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis rather than a member of the parent company's consolidated income tax return group. The Company settles such liability with the Parent pursuant to a tax sharing policy. To the extent the Company generates tax benefits from losses, it will be reimbursed by the Parent pursuant to a tax sharing policy at such time as the Parent would have been able to utilize such losses. Differences between the Company's separate company income tax provision/benefit and cash flows with the Parent attributable to income taxes pursuant to the provisions of the tax sharing policy described above would be recognized as capital contributions from or dividends to the Parent.

The Company's income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes accrued interest and penalties within the related tax liability line, which for the Company is a component of "Due to affiliates", in the Statement of Financial Condition. The Company recognizes accrued interest and penalties within the related tax liability line, which for the Company is a component of "Due to affiliates", in the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, "Leases", which came into effect on October 1, 2019. The standard substantially changes how lessees must account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. The Company adopted ASU 2016-02 on October 1, 2019, and the impact of the adoption of the new standard to the Statement of Financial Condition is expected to be immaterial.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses" (Topic 326) Measurement of Credit Losses on Financial Instruments. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. The amendment is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The company is in the process of completing its analysis to assess the impact of the adoption of an expected credit loss approach in provisioning for impairment, but it is not expected to have a material impact on the Company's financial statements. The Company will adopt ASU 2016-13 on its mandatory effective date, October 1, 2020.

3. Fair Value of Financial Instruments

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant in its measurement.

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 2 inputs include bonds and RMBS.
    - Bonds are valued utilizing market observable prices for recently executed transactions of the same security.

- **3. Fair Value of Financial Instruments (continued)**
  - RMBS are valued using trade margin data obtained from observed transactions or independent external parties such as vendors or brokers. The fair value determination may require benchmarking to similar instruments and/or analysis of expected credit losses, default and recovery rates, and weighted average life. The Company may consider security collateral-specific attributes, including payment priority, credit enhancement level, collateral type, delinquency rates and loss severity, when evaluating the fair value of each security. Market standard models may be utilized to model the specific collateral and cash flows of each security. Key inputs to these models are market spreads, forecasted credit losses, default rates, and prepayment speeds which are market observable. The Company uses position specific external price data, when available, to verify its valuations.

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2019:

	Level 1	Level 2	Level 3	Total
Bonds	–	11,048,352	–	11,048,352
RMBS	–	15,239,883	–	15,239,833
Balance - September 30, 2017	$ -	$ 26,288,235	$ –	$ 26,288,235

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature or generally negligible credit risk. These instruments include cash and cash equivalents, due from clearing broker, due from affiliate, due to affiliate, accounts payable and subordinated borrowings. Cash and cash equivalents and due from clearing broker are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

4. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent for working capital purposes since July 30, 2012. The original amount of the loan was $40,000,000 and the maturity date was amended on August 6, 2019, and effective August 6, 2019, to extend the maturity to August 30, 2021. Up until August 6, 2019, interest accrued at US Dollar LIBOR plus 0.58% and the facility had a fee of 0.72% per annum. Pricing agreements were amended on August 6, 2019, then the balance was reduced to $30,000,000. Interest now accrues at US Dollar LIBOR plus 0.69% and the facility fee was amended to 0.65%. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2019, $65,663 and $24,025 of accrued interest and fees, respectively, were recorded.

On September 5, 2013, the Company entered into a revolving subordinated credit agreement with the Parent for additional working capital purposes when needed. The amount of the credit line is $25,000,000 and the maturity date was amended on August 6, 2019, to extend the maturity to September 11, 2021. Up until August 6, 2019, interest accrued at US Dollar LIBOR plus 0.69% for advances of 90 days or less and US Dollar LIBOR plus 0.58% for advances of 91 days or greater. In addition, up until August 6, 2019, the facility had a fee of 0.72% per annum and an unused commitment fee of 0.40% per annum. Pricing agreements were amended effective September 11, 2019, and interest now accrues at US Dollar LIBOR plus 0.89% for advances of 90 days or less and US Dollar LIBOR plus 0.69% for advances of 91 days or greater. The facility fee was amended to 0.65% per annum and, effective September 11, 2017, the unused commitment fee is 0.40% per annum. As of September 30, 2019, $18,083 and $4,861 of accrued facility fees and unused commitment fees, respectively, were recorded. There were no drawdowns of this $25,000,000 facility in fiscal year 2019 and as of September 30, 2019 there were no outstanding advances on this revolving credit agreement. This agreement has been approved by FINRA as a satisfactory subordination agreement.

These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

5. Related Party Transactions

The Company's tax liabilities are settled through the New York Branch of the Parent.

Due from affiliates of $40,825,877 as of September 30, 2019 represents a receivable of $809,603 for deferred tax due from the New York Branch of the Parent; a $7,016,274 recharge of direct costs plus 15% markup due from the Parent; a $33,000,000 placement with London, maturing between October 19, 2019 and December 16, 2019, charging interest rate of 1.94% - 2.17%; and $105,256 interest related to the placement. Due to affiliates of $13,715,901 as of September 30, 2019, represents a payable of $214,085 for interest and fees due to the Parent, $4,401,981 for taxes due to the New York Branch of the Parent, and $8,774,309 for operating expenses paid on behalf of the Company by the New York Branch of the Parent. Due to affiliates – money market line represents a money market line of credit with the London Branch of the Parent, which has an outstanding balance of $0 as of September 30, 2019. The subordinated loan facility of $30,000,000 was fully drawn and the revolving subordinated loan facility of $25,000,000 was undrawn at September 30, 2019. *See Note 4, Subordinated Borrowings.*

6. Income Taxes

The results of the Company's operations are included in the Federal, state and local income tax returns of the Parent that settles its income tax liabilities with respective taxing authorities.

Deferred tax assets of $809,603 (which will be settled with the Parent and included in "Due from affiliates" in the Statement of Financial Condition) at September 30, 2019 consist of the tax effected temporary differences for the following: share based compensation, bonus accruals not currently deductible for tax purposes, and unrealized gains on securities. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2019, as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax asset under its current methodology.

On December 22, 2017, the President signed Public Law Number 115-97, commonly referred as the Tax Cuts and Jobs Act of 2017 (the "Act"). The Act enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code. The major impact of the Act on the Company is the reduction in federal corporate tax rate to 21%.

The Company's tax years open for federal and New York State examinations are the years ended September 30, 2016 through the current year. The Company's tax years open for New York City examinations are September 30, 2015 through the current year.

6. Income Taxes (continued)

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

As of and during the year ended September 30, 2019, the Company did not have any liabilities, interest, or penalties related to uncertain tax positions. The Company does not expect its unrecognized tax benefit balance to change significantly within the next twelve months.

7. Commitments and contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

The Company has placed $1,041,033 on deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Commitments and contingencies (continued)

From time to time, the Company becomes involved in litigation arising in the normal course of business. At September 30, 2019, management is not aware of any pending or threatened litigation that is expected to have a material adverse effect on the Company's financial condition.

8. Risks

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other marketwide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. The Company manages credit risk by monitoring net exposure to individual underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers.
The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. In the event of non-performance, the Company may be required to purchase

8. Risks (continued)

or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described.

Off-Balance Sheet Risk

As of September 30, 2019, the Company does not own financial instruments with off-balance sheet risk such as securities sold but not yet owned or derivative financial instruments.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $250,000, whichever is greater. As of September 30, 2019, the Company had net capital of $41,415,367 which exceeded the regulatory requirement by $40,417,404.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2019, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 27, 2019, which is the date the Statement of Financial Condition was available to be issued.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of nabSecurities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of nabSecurities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended September 30, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries The Company made payments of $20,211 and $33,027 on April 24, 2019 and November 26, 2019 respectively.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended September 30, 2019.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

EY
Building a better working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether nabSecurities, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended September 30, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 27, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **9/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

51785 FINRA SEP
NABSECURITIES LLC
ATTN: RICH WARD
245 PARK AVE 28TH FL
NEW YORK NY 10167-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rosemary Burns (212) 792-0466

2. A. General Assessment (item 2e from page 2) $ 53,238

B. Less payment made with SIPC-6 filed (exclude interest) (20,211)
4/25/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 33,027

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 33,027

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 33,027

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NAB Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of Nov , 20 19 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2018 and ending 9/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 37,495,487
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	149,433
Total additions	149,433
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	152,743
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,000,133	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	2,000,133
Total deductions	2,152,876
2d. SIPC Net Operating Revenues	$ 35,492,044
2e. General Assessment @ .0015	$ 53,238
	(to page 1, line 2.A.)

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of nabSecurities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) nabSecurities, LLC (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3 for the period October 1, 2018 through September 30, 2019 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it satisfied the identified exemption provisions for the period October 1, 2018 through September 30, 2019 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

November 27, 2019

nabSecurities, LLC

Exemption Report

nabSecurities, LLC, ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. The Company is claiming an exemption from the provisions of the Securities and Exchange Commission's Broker-Dealer Customer Protection Rule under 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "identified exemption provisions"). This exemption report was prepared as required by 17 C.F.R § 240.17a-5 (d) (1) and (4).

The Company is responsible for complying with the identified exemption provisions.

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 for the period October 1, 2018 through September 30, 2019 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii);

(2) The Company satisfied the identified exemption provisions for the period October 1, 2018 through September 30, 2019 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) without exception.

I, Thomas DeMaio, affirm that, to my best knowledge and belief, this exemption report is true and correct.

Name: Thomas DeMaio
Title: President

November 27, 2019